Exhibit 99.27

NexTech to Present at the Think Equity Conference May 2nd

CEO to provide update on company’s growth-by-acquisition strategy and advancement of its innovative augmented reality technologies for eCommerce, education, and live streaming

New York, NY and Toronto, ON – April 8th, 2019 – NexTech AR Solutions (the “Company” or “NexTech”) (OTC: NEXCF) (CSE: NTAR) (FSE:N29) announced today that CEO Evan Gappelberg will present an overview of the Company’s business at the Think Equity Conference, held May 2, 2019 at the Mandarin Oriental Hotel in New York City. The Think Equity Conference is an exclusive event dedicated to connecting small and micro-cap companies with high-level institutional and retail investors.

“NexTech continues to execute on its growth-by-acquisition strategy with its January AR eCommerce acquisition, February Hootview acquisition, and its LOI for a third acquisition in 2019, announced March 19. The third acquisition is expected to close April 11, 2019, which would set the foundation for NexTech to take its consolidated businesses from $4.85 million USD to a projected $8.2 million USD in revenue and $707,000 in EBITDA for 2019,” said Evan Gappelberg, CEO of NexTech. “Since our October 31st, 2018 listing date we have been hyper-focused on getting to cash flow positive in 2019. Our strategy is to acquire cash flow generating eCommerce businesses and launch, then scale our AR platform around our three verticals”.

Gartner reports 100 million consumers will shop in augmented reality online and in-store by 2020. The company is rapidly signing up customers and building out its AR and AI eCommerce offerings, which include using AI to create a guided and knowledgeable curator that can be programed to be used across all commerce.

NexTech’s ‘full funnel’ end-to-end eCommerce solution for the AR industry includes offering 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy.’ The platform is affordable, scalable, customizable, and most importantly, easy to integrate within an existing web interface, making NexTech one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista.

About NexTech AR Solutions Corp.

NexTech has a two-pronged growth strategy which includes growth-by-acquisition with multiple deals closed in 2019 and bringing a next generation web-enabled augmented reality (AR) platform with Artificial Intelligence (AI) and analytics to the Cannabis industry, eCommerce, education, training, healthcare and video conferencing. Having integrated with Shopify, Magento and Wordpress, its technology offers eCommerce sites a universal 3D shopping solution. With just a few lines of embed code, the company’s patent-pending platform offers the most technologically advanced 3D AR/AI technology anywhere.  Online retailers can subscribe to NexTech’s state of the art, 3D AR/AI solution for $79/mo. The company has created the AR industry’s first end-to-end affordable, intelligent, frictionless, scalable platform. To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Media contact:

Erin Hadden

FischTank Marketing and PR

ehadden@fischtankpr.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.